Advantest Corporation - Consolidated (FY2004)

Notes to the Consolidated Financial Statements
----------------------------------------------

(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements

          Advantest prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources (collectively "U.S. GAAP"). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the U.S.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

          Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares its consolidated financial statements in accordance with U.S. GAAP.

(c)  Scope of Consolidation and Application of the Equity Method

          Advantest's consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

          The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

     ---------------------------------------------------------------------------------------------------
                                            FY2003                FY2004
                                       (As of March 31,      (As of March 31,
                                             2004)                 2005)          Increase (decrease)
     ---------------------------------------------------------------------------------------------------
               Domestic                        23                   22                       (1)
               -----------------------------------------------------------------------------------------
               Overseas                        17                   17                        0
               -----------------------------------------------------------------------------------------
     Consolidated subsidiaries                 40                   39                       (1)
     ---------------------------------------------------------------------------------------------------
     Equity method affiliates                   0                    0                        0
     ---------------------------------------------------------------------------------------------------
     Total                                     40                   39                       (1)
     ---------------------------------------------------------------------------------------------------

          Changes in the scope of consolidation:

          Newly included (3):      Advantest Costa Rica. Sociedad Anonima *1
                                   Advantest Green Corporation *2
                                   Advantest (Thailand) Ltd.*3
          Excluded (4):            Advanmicrotec Co., Ltd. *4
                                   Advantest America Measuring Solutions, Inc.*5
                                   Advantest RF Technology Corporation *6
                                   Advantest Taiwan Engineering Inc. *7

     *1 Advantest Costa Rica, Sociedad Anonima was established on September 30, 2004 as a subsidiary to support the products of Advantest.
     *2 Advantest Green Corporation was established on October 1, 2004 as a special subsidiary to promote the employment for the mentally or physically challenged.
     *3 Advantest (Thailand) Ltd. was established on December 24, 2004 as a subsidiary to implement the installation, services and maintenance of semiconductor test equipment and provide engineering support thereto.
     *4 Advanmicrotec Co., Ltd. was merged into Advantest Manufacturing on April 1, 2004 with a view to integrating Advantest's manufacturing operations.
     *5 Advantest America Measuring Solutions, Inc. was merged into Advantest America, Inc. on September 30, 2004 with a view to attaining attain enhanced efficiency of operations.
     *6 Advantest RF Technology Corporation was merged into Advantest Corporation on December 31, 2004 with a view to attaining attain enhanced efficiency of technological development.
     *7    Advantest Taiwan Engineering Inc. was merged into Advantest
           Taiwan Inc. on October 1, 2004 with a view to attaining enhanced efficiency of operations.

(Note 2)  Summary of Significant Accounting Policies and Practices

          There was no change in accounting practices.

          For details regarding the accounting practices, please see the note "Business Contents and Significant Accounting Policies" to the Consolidated Financial statements on the Yuka Shoken Hokokusho from the last fiscal year.

(Note 3)  Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

(Note 4)  Investment Securities

          Investment security consists of equity securities. As of March 31, 2004 and March 31, 2005, with respect to marketable securities, aggregate fair value is (Y)4,311 million and (Y)6,328 million, cost of (Y)2,238 million and
(Y)3,803 million, gross unrealized gains, which are based on the specific-identification method, is (Y)2,093 million and (Y)2,516 million, gross unrealized losses as of March 31, 2004 is 1 million yen.
          For FY 2003 and FY 2004, Gross realized gains were (Y)178 million and
(Y)934 million. Gross realized losses were (Y)2 million in FY 2003. Gross realized gains and losses are principally included in "other" of cash flows from operating activities in the consolidated statements of cash flows.
          Advantest maintains long-term investment securities, included in marketable securities and other investments, issued by nonpublic companies, which are recorded at cost and periodically assess for impairment.

(Note 5)  Basic and diluted net income (loss) per share

          Basic and diluted net income (loss) per share was computed as follows:

                                                                FY2003                         FY2004
                                                         ----------------------         ---------------------
       Numerator:
          Net income                                             17,329  million                 38,078  million
                                                             ------------                    ------------
       Denominator
          Basic weighted average shares                      98,250,830  shares              97,750,345  shares
          Dilutive effect of exercise of stock                  195,306  shares                 260,394  shares
          option and warrants
                                                             ------------                    ------------
          Diluted weighted average shares                    98,446,136  shares              98,010,739  shares
                                                             ------------                    ------------


At March 31, 2004 and 2005, stock options and warrants representing, upon exercise, 329,500 shares and 7,000 shares, respectively, were outstanding but were not included in the computation for net income per share (diluted) because the foregoing did not have any dilutive effect.

 (Additional Information)
          On October 1, 2004, Advantest and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to return the substitutional portion of its Employees' Pension Fund plans for the prior employees' services under the transfer of its Employees' Pension Fund plans to the defined benefit corporate pension plan, and made the payment of the amount pertinent to the return (minimum liability reserve) to the national treasury on February 24, 2005.
          Temporary profit on the return of the substitutional portion is recognized in selling, general and administrative expenses. As a result, the effect of such return on the operating income and net income for the current consolidated fiscal year is (Y)3,317 million and (Y)1,981 million respectively.

          On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Accounting for Stock Based Compensation. Statement 123R required employee stock options and rights to purchase shares under stock option plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Option No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of Statement 123. Statement 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service period. The requirements of Statement 123R are effective for the fiscal year beginning after June 15, 2005. However, the Company early adopted Statement 123R in the fourth quarter of this fiscal year by using a "modified retrospective" method under which the Company restated prior interim periods of the year of adoption. As a result of the adoption of Statement 123R, Operating income and Net income have been reduced by (Y)2,290 million.